

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2018

Eric Yap
Chief Executive Officer
TRON Group Inc.
K-2-8 2nd Floor
Kuchai Business Park Jalan 1/127 off Jalan
Kuchai Lama
Kuala Lumpur, Malaysia 58200

      Re: TRON Group Inc.
          Current Report on Form 8-K
          Filed January 26, 2018
          File No. 333-209166

Dear Mr. Yap:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Division of Corporation Finance
          Office of Telecommunications